UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 15, 2013

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (File No. 333-188327) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Date: May 15, 2013	By:	/s/ Torgrim Reitan
Name: Torgrim Reitan
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Underwriting Agreement Standard Provisions.
4.2

Officers’ Certificate pursuant to Sections 102 and 301 of the Indenture dated as of April 15, 2009, as supplemented by the Supplemental Indenture No. 1, dated as of May 26, 2010, among Statoil ASA, Statoil Petroleum AS and Deutsche Bank Trust Company Americas, as Trustee.

5.1

Opinion of Legal Counsel of Statoil ASA and Statoil Petroleum AS, as to the validity of the Debt Securities of Statoil ASA and the Guarantees of Statoil Petroleum AS as to certain matters of Norwegian law.

5.2

Opinion of Sullivan & Cromwell LLP, U.S. legal advisors to Statoil ASA and Statoil Petroleum AS, as to the validity of the Debt Securities of Statoil ASA and the Guarantees of Statoil Petroleum AS as to certain matters of New York law.